# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KENNEDY-WILSON HOLDINGS, INC., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 151 S EL CAMINO DR, BEVERLY HILLS, California (CA), 90212
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0000901819
Persons authorized to receive notices and communications: William J. McMorrow, 151 S. El Camino Drive, Beverly Hills, California (CA), 90212, (310) 887-6400; Gordon S. Moodie, Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, (212) 909-6946

## Reporting persons
- William J. McMorrow (CIK 0000901819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,373,019; shared voting power 0; sole dispositive power 11,373,019; shared dispositive power 0; aggregate amount beneficially owned 11,373,019 (8.25% of the class)
  Comment: (1) Includes 90,851 shares of Common Stock beneficially owned by Leslie McMorrow, McMorrow's wife. McMorrow disclaims beneficial ownership of the shares owned by his wife. Includes 8,074,517 shares of Common Stock held by the William J. McMorrow Revocable Trust. Includes 8,443 shares of Common Stock held by the John & Sons Retirement Trust.
  
  (2) This calculation is based on 137,899,795 shares of Common Stock, par value $0.0001 per share, outstanding as of August 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 7, 2025.
- William J. McMorrow Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,074,517; shared voting power 0; sole dispositive power 8,074,517; shared dispositive power 0; aggregate amount beneficially owned 8,074,517 (5.86% of the class)
  Comment: (1) This calculation is based on 137,899,795 shares of Common Stock, par value $0.0001 per share, outstanding as of August 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: KENNEDY-WILSON HOLDINGS, INC.
Address of issuer's principal executive offices: 151 S EL CAMINO DR, BEVERLY HILLS, California (CA), 90212
Comment:
AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with the Securities and Exchange Commission (the "SEC") on behalf of William J. McMorrow ("McMorrow") and the William J. McMorrow Revocable Trust (the "Trust", and, together with McMorrow, the "Reporting Persons") relating to shares of common stock, par value $0.0001 per share ("Common Stock") of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Company" or "Issuer"). This Amendment amends and supplements the Schedule 13D filed by McMorrow with the SEC on December 4, 2009, as amended by Amendment No. 1 to Schedule 13D filed by McMorrow with the SEC on January 21, 2011 (as so amended, the "Existing Schedule 13D").

Capitalized terms used in this Amendment No. 2 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"On November 4, 2025, Kona Management Holdco, LLC, a Delaware limited liability company ( "Management Holdco"), a newly formed entity owned and controlled by McMorrow, and affiliates of Fairfax Financial Holdings Limited (collectively, "Fairfax"), entered into a Joint Bidding Agreement ("Joint Bidding Agreement") pursuant to which Management Holdco and Fairfax agreed to work together in good faith to pursue the Proposed Transaction (as defined below) (collectively, the "Consortium"). McMorrow and Fairfax beneficially own, on an as-converted basis, approximately 31% of the Common Stock of the Issuer (inclusive of all shares of Common Stock underlying warrants held by the members of the Consortium). On November 4, 2025, the Consortium delivered a letter (the "Proposal") to the Board of Directors of the Issuer (the "Board") containing a proposal to acquire all of the outstanding Common Stock of the Issuer not presently owned by members of the Consortium or their respective affiliates for $10.25 per Common Stock in cash (the "Proposed Transaction").

The Proposal states that the members of the Consortium are only interested in acquiring the outstanding Common Stock of the Issuer that they do not already own, and are not interested in selling their Common Stock to another party. In addition, the Proposal states that the Consortium expects the Board will establish a special committee of independent directors (the "Special Committee") fully empowered to select and retain its own independent legal and financial advisors.

The foregoing descriptions of the Joint Bidding Agreement and Proposal do not purport to be complete and are qualified in their entirety by reference to the full text of the Joint Bidding Agreement and the Proposal, which are filed herewith as Exhibit 2 and Exhibit 3 and incorporated herein by reference.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer's securities.

The Proposal may result in one or more transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated. The Consortium reserves the right to modify or withdraw the Proposal at any time, with or without prior notice. The Reporting Persons and other members of the Consortium reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plans or proposals at any time.

The Reporting Persons and the other Consortium members plan to engage in discussions with the Board and the Special Committee and their respective representatives (including their respective professional advisors) in connection with the Proposed Transaction. While the Proposal remains under consideration by the Board and the Special Committee, the Reporting Persons and the other Consortium members expect to respond to inquiries from, and negotiate the terms of the Proposed Transaction with, the Board and the Special Committee and their respective representatives. The Reporting Persons do not intend to update or provide additional disclosures regarding the Proposal or the Proposed Transaction until a definitive agreement has been entered into, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and the other Consortium members may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Issuer, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal or any such expression of interest; engaging advisors or other third parties; communicating with the Issuer, its subsidiaries and representatives and other third parties (including various advisors, industry analysts, investment and financing professionals, other shareholders of the Issuer and financing sources); taking actions regarding prospective debt and/or equity financing for any such course of action, including exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with the Issuer, members of management, potential investors, financing sources, professional advisors and other interested parties."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

"The ownership percentages set forth in clauses (a) through (e) of Item 5 below are based on 137,899,795 shares of Common Stock, par value $0.0001 per share, outstanding as of August 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the SEC on August 7, 2025 (and does not include 25,381,540 shares of Common Stock underlying warrants and beneficially owned by Fairfax, of which 7,753,513 shares underlying warrants are not exercisable by Fairfax pursuant to the limitation on their right to exercise).

The Reporting Persons beneficially own an aggregate of 11,373,019 shares of Common Stock, which represent, in the aggregate, approximately, 8.25% of the outstanding shares of Common Stock. Of these, (i) 3,199,208 shares of Common Stock are held directly and of record by McMorrow; (ii) 8,074,517 shares of Common Stock are held directly and of record by the Trust; (iii) 8,443 shares of Common Stock are held directly and of record by the John & Sons Retirement Trust; and (iv) 90,851 shares of Common Stock are held directly and of record by Leslie McMorrow, McMorrow's wife. McMorrow disclaims beneficial ownership of the shares owned by his wife.

Amount does not include 624,354 unvested time-based RSUs granted to the Reporting Person pursuant to the Issuer's equity plan.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trust has the sole power to vote and the sole power to dispose of the 8,074,517 shares of Common Stock held directly and of record by the Trust, which shares represent approximately 5.86% of the outstanding shares of Common Stock. McMorrow is the grantor and sole trustee of the Trust; accordingly, each of the Trust and McMorrow may be deemed to be the beneficial owner of the 8,074,517 shares of Common Stock held directly and of record by the Trust. In addition, McMorrow has the sole power to vote and the sole power to dispose of the 3,199,208 shares of Common Stock that he holds directly and of record, which shares represent approximately 2.32% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons have effected no transactions in shares of Common Stock during the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

As a result of the execution of the Joint Bidding Agreement or by virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act comprising the Consortium members. As a result, the group may be deemed to have acquired beneficial ownership of all the Common Stock beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 42,323,055 shares of Common Stock, which represents approximately 27.2% of the Issuer's outstanding shares of Common Stock on an as-converted basis (inclusive of all shares of Common Stock underlying warrants held by the members of the Consortium, the Consortium holds approximately 31% of the outstanding shares of Common Stock of the Issuer on an as-converted basis). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons than any of them is the beneficial owner of any of the Common Stock beneficially owned by the other Consortium members, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by any other Consortium member."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"Item 4 above references the Joint Bidding Agreement and is incorporated herein by reference. A copy of this agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

In connection with the Proposed Transaction, the Reporting Persons may enter into confidentiality arrangements (some of which may contain restrictions on the ability of such persons to acquire shares of Common Stock or other securities or interests in the Issuer), financing commitments, subscription agreements, limited partnership agreements, limited liability company agreements, and other agreements, arrangements and understandings with members of management, potential investors, financing sources and other interested parties with respect to the Proposed Transaction or other transactions in respect of the shares of Common Stock or other securities of the Issuer."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following is filed herewith as an exhibit:

Ex. 1 Joint Filing Agreement by and between the Reporting Persons, dated as of November 4, 2025.

Ex. 2 Joint Bidding Agreement, dated as of November 4, 2025, between Fairfax and Kona Management Holdco, LLC.

Ex. 3 Proposal to the Board of Directors, dated as of November 4, 2025.

## Signatures
- William J. McMorrow: /s/ William J. McMorrow, William J. McMorrow (11/04/2025)
- William J. McMorrow Revocable Trust: By: /s/ William J. McMorrow, William J. McMorrow, Trustee (11/04/2025)